

TODD LACY
MARKETING, ASST. BREWER

High- Caliber Brewing, Inventive Design

MARKETING & GRAPHIC DESIGN

National Park Service Dept. of the Interior
Philadelphia, PA
Visual Information Specialist
Park Ranger
(May 2004-Present)

- CMS certification for NPS website author and social media manager
- Excellent proficiency with picture editing and graphic art software including all version of Adobe Photoshop, Illustrator, InDesign, Lightroom, and Premiere Pro
- Collaborated with the superintendant, chief of interpretation, visual information specialist, and interpretive specialists to develop overall concepts and design media content
- Assist as webmaster using Content Management Systems for five NPS Sites
- Developed a social media strategy and re-launched Facebook page with weekly posts
- Took photographs and used complex photo retouching in Adobe Photoshop
- Created final illustrations in the form of GIS maps, icons, line art, and graphics with Adobe Illustrator and Photoshop

BREWER

Brewer
2009-present

Boxcar Brewing Company
Asst. Brewer
West Chester, PA
June 2016-Sept 2016

- Creates beer recipes to specifications including original gravity, IBU, ABV, color and flavor profile
- Develops beer recipes that are balanced and unique
- Identifies the highest quality malts, hops and yeasts for each beer
- Tracks each beer run with detailed notes to maintain consistency
- Created QC and QA routines, including cleaning & sanitizing schedule
- Experience brewing on systems from 5 gallons to 10BBL
- Builds water profiles specific to beer styles
- Received Excellent rating for Cream Ale sent to competition
- Enrolled in Cicerone prep-course
- Attended Craft Brewers Conference May 2016

AWARDS

Sustained Superior Performance Award
Independence NHP
2016

Gold Medal Colorado State Track and Field Champion
4x800 Relay
1997&1998

EDUCATION

University of Pennsylvania
Wharton SBDC
Strategic Business Planning Workshop
June 2016

Hastings College
B.A. History and English
May 2002

MEMBERSHIPS

Brewers Association

American Hombrewer's Association

Philadelphia Homebrew Club

40th of Foot Light Infantry
Progressive Reenacting